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                                                                        Page 30
















                                  Exhibit 99.1


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                                                                        Page 31


                              FOR IMMEDIATE RELEASE

For: Evans Bancorp, Inc.: contact Susan J. Herold, Vice President 14-16 North Main Street Angola, New York 14006

Phone (716) 549-1000  Fax (716) 549-0720

       EVANS BANCORP ANNOUNCES SECOND QUARTER EARNINGS OF $0.30 PER SHARE



ANGOLA, N.Y.--JULY 31, 2001 - Evans Bancorp, Inc. (Nasdaq: EVBN) reported net income of $650,000 or $0.30 per share for the three months ended June 30, 2001 as compared to $635,000 or $0.30 per share for the same time period in 2000. Year-to-date earnings through June 30, 2001 were $0.59 per share as compared to $0.56 per share for the same time period in 2000. All per share results reflect the recent 5 for 4 stock split.

"The second quarter earnings were strong, especially in light of the unprecedented interest rate activity by the Federal Reserve Board in 2001," said President James Tilley. "We feel that we have managed the Company well through this period of interest rate volatility and it is well positioned for continued growth. With the additional expenses related to the early July listing of Evans Bancorp, Inc. stock on the Nasdaq National Market, I am pleased with the second quarter earnings."

As a result of an action by the Financial Accounting Standards Board on June 29, 2001, effective January 1, 2002, the Company will no longer amortize goodwill that is recorded on its books, but will evaluate goodwill for impairment on at least an annual basis. Total Company earnings, excluding the after-tax effect of goodwill amortization, were $733,000 for the second quarter of 2001, up 15.2% from $636,000 in the second quarter of 2000. Earnings per share based on this measure rose 10.0% to $0.33 per share for the three months ended June 30, 2001 from $0.30 per share in the second quarter of 2000, primarily due to the effect of the M&W Agency which began operations in September 2000.

The Company's net interest margin for the three months ended June 30, 2001 was 3.96% as compared to 4.19% for the same time period in 2000. The decrease is partially attributable to the impact on the Bank's rate-sensitive assets by the Federal Reserve decreasing short-term interest rates 125 basis points during the second quarter of 2001 and 275 basis points year-to-date in 2001.

This decrease in the net interest margin was offset by strong loan growth during the second quarter of 2001. Net loans have increased to $136.2 million at June 30, 2001, reflecting an increase for the quarter and year-to-date of 4.3% and 5.7%, respectively. Commercial loans increased to $89.0 million at June 30, 2001, reflecting an increase for the quarter and year-to-date of 6.8% and 10.2%, respectively.

Core deposits (all deposits excluding time deposits greater than $100,000) increased to $161.4 million, reflecting an increase for the quarter and year-to-date of 2.2% and 3.4%, respectively. Total deposits were $191.8 million at June 30, 2001 reflecting a decrease for the quarter of 0.5% and an increase year-to-date of 2.7%.

Net interest income increased $124,000, or 5.7%, for the quarter ended June 30, 2001 compared to the same time period in 2000. This increase was offset by an increase in professional service fees and Nasdaq application fees related to the Company's application to have its stock traded on the Nasdaq National market. Direct expenses related to the Nasdaq listing for the second quarter of 2001 totaled approximately $96,000, which correlates to a tax-adjusted impact of approximately $65,000 or $0.03 per share. The Company's application to list its common stock was accepted by the Nasdaq National Market during June 2001. The Company has been trading under the symbol EVBN since July 9, 2001, and presently there are five market makers for the stock.

Attached is summary income statement and balance sheet data for Evans Bancorp, Inc.

Evans Bancorp, Inc. is the holding company for Evans National Bank, a commercial bank with seven branches located in Western New York with in excess of $235.4 million in assets and in excess of $191.8 million in deposits at June 30, 2001. Evans National Bank also owns M&W Agency, Inc., a retail property and casualty insurance agency with seven offices in Western New York, and ENB Associates, Inc. which provides non-deposit investment products.



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This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning future revenues and earnings. There are risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements. Information on factors that could affect the Company's business and results is discussed in the Company's periodic reports filed with the Securities and Exchange Commission.






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EVANS BANCORP, INC.
CONDENSED STATEMENTS OF INCOME

                                                 THREE MONTHS ENDED
                                                      JUNE 30,
                                                2001           2000
                                             ------------   ------------
Net Interest Income                          $  2,299,100   $  2,175,258

Provision for loan losses                          95,000        100,000

Non-interest income                             1,171,599        413,403

Non-interest expense                            2,388,861      1,643,730
                                             ------------   ------------

Income before income taxes                        986,838        844,931

Income taxes                                      336,735        209,800
                                             ------------   ------------

Net Income                                   $    650,103   $    635,131
                                             ============   ============

* Earnings per share                         $       0.30   $       0.30

* Shares used in computing
   earnings per share                           2,198,218      2,122,835

* Restated for recent 5 for 4 stock split

EVANS BANCORP, INC.
CONSOLIDATED BALANCE SHEETS

                                               JUNE 30,     DECEMBER 31,
                                                 2001           2000
                                             ------------   ------------

Assets
   Securities                                $ 78,532,186   $ 73,121,218
   Loans, net                                 136,154,760    128,779,052
   Other Assets                                20,766,591     22,648,873
                                             ------------   ------------

Total assets                                 $235,453,537   $224,549,143
                                             ============   ============

Liabilities
   Deposits                                  $191,817,156   $186,701,319
   Other Liabilities                           17,475,831     12,668,752
                                             ------------   ------------

Total liabilities                             209,292,987    199,370,071
Total stockholders' equity                     26,160,550     25,179,072
                                             ------------   ------------

Total liabilities and stockholders' equity   $235,453,537   $224,549,143
                                             ============   ============